Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

SEC Registration Statement No.: 333-198642

Set forth below is a letter mailed to certain customers of Founders Bank & Trust (“Founders Bank”) in connection with the proposed merger transaction between Old National Bancorp and Founders Financial Corporation, Founders Bank’s parent company.

October 16, 2014

Dear Valued Customer,

We recently announced the planned partnership between Founders Bank & Trust and Old National Bank. Working together, we will bring new opportunities and create enhanced financial solutions for our clients. We look forward to all the future holds and to serving you with a continued focus on providing personalized client service.

Like Founders Bank & Trust, Old National Bank focuses on exceeding client expectations and strengthening the communities we serve. Founded in Evansville, Indiana, in 1834, Old National continues to grow across the Midwest and now has 36 locations in Southwest Michigan and in the Ann Arbor area. With $10.4 billion in assets, Old National is the largest financial services holding company headquartered in Indiana.

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National also offers wealth management, investment services and insurance. With more than 180 branches across Michigan, Indiana, Illinois and Kentucky, Old National makes banking convenient and easy for you.

What happens next?

For now, you will not experience any changes in your banking relationship with Founders Bank & Trust. Please continue banking as you normally do – using your existing accounts, checks, debit cards, online services and branches. The completion of our integration is expected to occur in Spring 2015. As we prepare for this milestone, we will provide detailed information about Old National’s services and any changes that may affect you. To help you learn more about Old National, please take a moment to read the enclosed Old National at a Glance or visit oldnational.com.

On behalf of everyone at Founders Bank & Trust and Old National, we thank you for your business and look forward to sharing more about our exciting future together. We pledge to maintain the same dedication to quality, convenience and security that you are accustomed to and we look forward to expanding our relationship with you.

We know you may have questions, and we encourage you to speak with any Founders Bank & Trust associate or call us at 616-956-9030.

With best regards,

Laurie Beard	Bob Jones
President & CEO	President & CEO
Founders Bank & Trust	Old National Bancorp

Additional Information Regarding the Old National/Founders Transaction

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-198642) that includes a Proxy Statement of Founders Financial Corporation (“Founders”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on September 23, 2014. A definitive Proxy Statement/Prospectus was mailed to Founders shareholders on or about September 29, 2014. Founders shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the pending merger between Old National and Founders. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the pending merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the pending merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this communication and other factors identified in Old National’s Annual Report on Form 10-K and its other periodic filings with the SEC. These forward-looking statements are made only as of the date of this communication, and neither Old National nor Founders undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this communication.

OLD NATIONAL® at a glance

Banking | Wealth Management | Insurance | Investments

Since its founding in Evansville, Ind., in 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance, one of the 100 largest insurance brokers in the nation.

More than **180** banking centers in **100+** communities across **Indiana, Michigan, Illinois and Kentucky**



- A top **100** U.S. bank
- A top **50** U.S. agricultural lender
- A top **100** U.S. insurance broker
- **$10.4** billion in assets
- An **SBA Preferred Lender**

Integrity

2014 WORLD'S MOST™ ETHICAL COMPANIES® WWW.ETHISPHERE.COM

We were named a "World's Most Ethical Company" by the Ethisphere Institute in 2012, 2013 and 2014, the only U.S. company honored in the banking category. Since 2010, we've also received an annual Ethics Inside certification from the Ethisphere Institute.

Teamwork

As a full-service financial services company including Old National Bank, Old National Insurance, Old National Investments and Old National Wealth Management, our associates work in partnership to serve each client's unique financial needs.

Diversity & Inclusion

Diversity matters at Old National. We strive to be a diverse and inclusive company where differences of thought, race, gender, age, and other diverse backgrounds are valued and embraced.

Community

Throughout our 180-year history, Old National has been focused on strengthening the communities we serve through associate volunteerism, corporate sponsorships, Foundation grant awards and financial education and literacy initiatives. This commitment to community serves as the cornerstone of our identity and helps define our mission and vision as a financial institution.

Named 2013 volunteer program of the year by VolunteerMatch

VolunteerMatch Where volunteering begins.

94,005
2013 Total Associate Volunteer Hours

$3,230,667
2013 Total Grants & Sponsorships



$655,157
2013 Total Corporate and Associate United Way Contribution

oldnational.com
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